Exhibit 3.2

Article I

SHAREHOLDERS

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6.         QUORUM AND CONDUCT OF MEETINGS.

(a)        Except as otherwise provided by statute or by the Articles of Incorporation, the presence in person or by proxy of a majority of the voting power of the outstanding shares of the Corporation entitled to vote shall constitute a quorum at a meeting of shareholders.  If less than a majority of voting power of the outstanding shares are represented at a meeting, either the presiding officer of the meeting or a majority of the voting power of the shares so represented may adjourn the meeting from time to time until the requisite amount of shares for a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called. A quorum, once established, shall not be broken by the withdrawal of enough outstanding shares of the Corporation entitled to vote that leaves less than a quorum.

(b)        The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be conducted in accordance with the rules of parliamentary procedure.

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